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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

LEVEL 3 COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.875% Convertible Senior Notes due 2010
6% Convertible Subordinated Notes due 2010
6% Convertible Subordinated Notes due 2009
(Title of Class of Securities)

52729NBA7
52729NAS9
52729NAG5
(CUSIP Number of Class of Securities)

Thomas C. Stortz
Executive Vice President and Chief Legal Officer
1025 Eldorado Boulevard
Broomfield, Colorado 80021
(720) 888-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
David K. Boston
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$837,705,820	$32,922
(1)
Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of (i) $354,541,000 aggregate principal amount of the issuer's 2.875% Convertible Senior Notes due 2010 at the tender offer price of $620.00 per $1,000 principal amount of such notes, (ii) $481,666,000 aggregate principal amount of the issuer's 6% Convertible Subordinated Notes due 2010 at the tender offer price of $700.00 per $1,000 principal amount of such notes and (iii) $305,135,000 aggregate principal amount of the issuer's 6% Convertible Subordinated Notes due 2009 at the tender offer price of $920.00 per $1,000 principal amount of such notes.

(2)
The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,922.	Filing Party: Level 3 Communications, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 17, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 17, 2008 (as amended, the "Schedule TO"), relating to three separate offers (each, an "Offer" and collectively, the "Offers") by Level 3 Communications, Inc., a Delaware corporation (the "Company"), to purchase for cash any and all of its (i) 2.875% Convertible Senior Notes due 2010, (ii) 6% Convertible Subordinated Notes due 2010 and (iii) 6% Convertible Subordinated Notes due 2009 (collectively, the "Notes"), upon the terms and conditions set forth in the Offer to Purchase, dated November 17, 2008 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

        You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1, 4, 6 and 7.

        Items 1, 4, 6 and 7 of the Schedule TO are hereby amended and supplemented to include the following:

        "On December 8, 2008, the Company announced that certain investors who have agreed to purchase an aggregate $360,124,000 principal amount of the Company's 15% Convertible Senior Notes due 2013 in a negotiated offering (the "Placement") deposited the purchase price thereof into escrow. Although these funds have been placed in escrow, consummation of the Placement and the release of the funds from escrow is subject to the satisfaction of specified conditions. Specifically, consummation of the Placement and the release of the funds from escrow is conditioned on, among other things, the tender and acceptance for payment by the Company of at least $177,270,500 aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 and at least $240,833,000 aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 in the respective Offers for such Notes. As of the close of business on December 8, 2008, this condition has not been satisfied.

        Consistent with the requirements of the Commission regarding the satisfaction or waiver of financing conditions in connection with equity-linked tender offers, on December 8, 2008, the Company also announced that it has waived the financing condition (but no other condition) to each Offer that the Company shall have sold at least $373 million aggregate principal amount of its 15% Convertible Senior Notes due 2013. Each Offer remains subject to all other terms and conditions set forth in the Offer to Purchase dated November 17, 2008, including the applicable Minimum Tender Condition."

        Filed with this Amendment No. 1 as Exhibit (a)(5)(ii) is the press release issued by the Company on December 8, 2008 announcing the waiver of the financing condition to each Offer.

ITEM 12.    EXHIBITS.

        Item 12 is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description
"(a)(5)(ii)	Press Release dated December 8, 2008."

1

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2008	LEVEL 3 COMMUNICATIONS, INC.
	By:	/s/ THOMAS C. STORTZ
	Name:	Thomas C. Stortz
	Title:	Executive Vice President, Chief Legal Officer and Secretary

2

 EXHIBIT INDEX

        Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated November 17, 2008.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)
Securities Purchase Agreement, dated November 17, 2008, by and among Level 3 Communications, Inc. and certain investors named therein, relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.*
(a)(5)(i)	Press Release dated November 17, 2008.*
(a)(5)(ii)	Press Release dated December 8, 2008.
(b)(1)	Form of First Supplemental Indenture relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.*
(d)(1)
Amended and Restated Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as trustee, relating to Level 3 Communications, Inc.'s Senior Debt Securities (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Form 8-K filed on July 9, 2003).
(d)(2)	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.2 to Amendment 1 to Level 3 Communications, Inc.'s Registration Statement on Form S-3 filed on February 3, 1999).
(d)(3)
First Supplemental Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 2.875% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on July 9, 2003).
(d)(4)
Second Supplemental Indenture, dated as of February 29, 2000, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on February 29, 2000).
(d)(5)
First Supplemental Indenture, dated as of September 20,1999, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2009 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on September 20, 1999).
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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  ITEMS 1, 4, 6 and 7.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX